EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1998	1999	2000	2001	2002	9/30/03
Fixed Charges:
Interest on First Mortgage Bonds	$33,663	$25,506	$22,901	$19,898	$9,421	$8,296
Interest on Other Long-term Debt	38,520	49,125	58,605	61,960	68,895	82,600
Interest on Short-term Debt	5,821	8,327	8,614	14,628	6,942	4,388
Miscellaneous Interest Charges	4,617	5,016	34,417	4,806	5,115	5,120
Estimated Interest Element in Lease Rentals	59,300	53,400	51,600	48,200	47,100	47,100

Total Fixed Charges	$141,921	$141,374	$176,137	$149,492	$137,473	$147,504

Earnings:
Income Before Extraordinary Item
and Cumulative Effect of
Accounting Change	$209,925	$212,157	$102,613	$165,793	$220,023	$215,360
Plus Federal Income Taxes	112,087	130,814	208,737	83,990	103,875	98,848
Plus State Income Taxes	2,742	1,677	(3,058)	15,003	27,716	31,462
Plus Fixed Charges (as above)	141,921	141,374	176,137	149,492	137,473	147,504

Total Earnings	$466,675	$486,022	$484,429	$414,278	$489,087	$493,174

Ratio of Earnings to Fixed Charges	3.28	3.43	2.75	2.77	3.55	3.34